FILED BY HILLTOP HOLDINGS INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: SWS GROUP, INC.

REGISTRATION STATEMENT NO. 333-196367

[Excerpts of transcript of Q3 2014 Hilltop Holdings Inc. Earnings Conference Call, November 4, 2014 / 5:30 PM Eastern Time]

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Jeremy B. Ford / Hilltop Holdings Inc.:  On October 2, 2014, we exercised 100% of our warrant and now own 21% of SWS outstanding common stock. SWS shareholder meeting to vote on our pending merger will be held on November 21, 2014.

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Jeremy B. Ford / Hilltop Holdings Inc.:  We remain very excited about our pending merger with SWS and the opportunities this combination will bring. The transaction creates the largest full service brokerage firm headquartered in the Southwestern United States based on number of financial advisors. It fortifies strong presence in Texas, while adding complementary offices throughout the United States. It provides significant opportunity to bolster market share and scale of complementary broker-dealer businesses. And a larger more diversified organization will benefit from synergies and a more efficient operating platform.

As for the bank, it will have a larger, more scalable deposit base given the ability to source additional deposits from the broker-dealer customers. Following the acquisition, Hilltop will be well capitalized with excess capital, excess cash to deploy on future transactions as we continue to build the premier Texas bank and financial holding company franchise.

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Enrique Acedo / Raymond James:  Hey good afternoon guys. Thanks for taking my question. Most of my questions have been asked and answered so maybe I’ll stick to M&A on this one. Obviously you guys are confident you’re going to close the SWS deal by year end and you’re going to have plenty of cash on hand to continue acquiring other banks. How quickly do you think you guys can return to the M&A game, maybe 2015? How comfortable would you be in that regard?

Jeremy B. Ford / Hilltop Holdings Inc.:  We’re focused right now over the next month, this quarter, to close SWS transaction but we don’t see any reason that we can’t be evaluating, looking at other bank opportunities even today.

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IMPORTANT INFORMATION FOR INVESTORS AND SHAREHOLDERS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Hilltop has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (Registration No. 333-196367) including a definitive proxy statement of SWS that also constitutes a prospectus of Hilltop and other relevant documents regarding the proposed transaction. The definitive proxy statement/prospectus was mailed to stockholders of SWS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the definitive proxy statement/prospectus and other relevant documents filed by Hilltop or SWS with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Hilltop with the SEC will be available free of charge on Hilltop’s website at www.hilltop-holdings.com or by contacting Investor Relations at 214-252-4029.

Hilltop and its respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Hilltop’s executive officers and directors in Hilltop’s most recent proxy statement, which was filed with the SEC on May 2, 2014. Additional information regarding the interests of such persons are contained in the definitive proxy statement/prospectus and other relevant documents filed with the SEC. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Hilltop using the sources indicated above.

FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements anticipated in such statements. Forward-looking statements speak only as of the date they are made and, except as required by law, we do not assume any duty to update forward-looking statements. Such forward-looking statements include, but are not limited to, statements concerning acquisitions, including our pending acquisition of SWS Group, Inc. (“SWS”), integration of the assets and operations acquired in the FNB Transaction, mortgage loan origination volume, market trends, organic growth, commitment utilization, exposure management in our insurance operations, loan performance, our other plans, objectives, strategies, expectations and intentions and other statements that are not statements of historical fact, and may be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “might,” “probable,” “projects,” “seeks,” “should,” “view,” or “would” or the negative of these words and phrases or similar words or phrases. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (i) risks related to our pending acquisition of SWS, including our ability to achieve the synergies and value creation contemplated by the pending acquisition and the diversion of management time on acquisition-related issues; (ii) risks associated with merger and acquisition integration, including our ability to promptly and effectively integrate our businesses with those of FNB and SWS; (iii)

our ability to estimate loan losses; (iv) changes in the default rate of our loans; (v) risks associated with concentration in real estate related loans; (vi) our ability to obtain reimbursements for losses on acquired loans under loss-share agreements with the FDIC; (vii) changes in general economic, market and business conditions in areas or markets where we compete; (viii) severe catastrophic events in our geographic area; (ix) changes in the interest rate environment; (x) cost and availability of capital; (xi) changes in state and federal laws, regulations or policies affecting one or more of our business segments, including changes in regulatory fees, deposit insurance premiums, capital requirements and the Dodd-Frank Wall Street Reform and Consumer Protection Act; (xii) our ability to use net operating loss carry forwards to reduce future tax payments; (xiii) approval of new, or changes in, accounting policies and practices; (xiv) changes in key management; (xv) competition in our banking, mortgage origination, financial advisory and insurance segments from other banks and financial institutions, as well as insurance companies, mortgage bankers, investment banking and financial advisory firms, asset-based non-bank lenders and government agencies; (xvi) failure of our insurance segment reinsurers to pay obligations under reinsurance contracts; (xvii) our ability to use excess cash in an effective manner, including the execution of successful acquisitions; and (xviii) our participation in governmental programs, including the Small Business Lending Fund. For further discussion of such factors, see the risk factors described in our Annual Report on Form 10-K for the year ended December 31, 2013, Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2014, and other reports filed with the Securities and Exchange Commission. All forward-looking statements are qualified in their entirety by this cautionary statement.